McCREEDY WEST RESOURCES

INCREASED and UPGRADED to RESERVES

TORONTO: July 24, 2003 -- FNX Mining Company Inc. (FNX-TSX) and Dynatec Corporation (DY-TSX) report  an initial Phase 1 Mining probable mineral reserve of 1.36 million tons for four of the seven known deposits at the Sudbury Joint Venture McCreedy West Mine. The four deposits include the Upper Main, Inter Main and East Main nickel-rich contact deposits and the copper-platinum-palladium-gold rich 700 footwall deposit, but exclude the 950, PM and Boundary Deposits.  These reserves form the base for initial mining activities.

TABLE 1 – Summary of Probable Reserves
Contact deposits Upper Main, Inter Main, East Main	1,237,100 tons	1.91%Ni, 0.23% Cu
Footwall deposit 700	119,000 tons	0.75%Ni, 6.83% Cu, 0.17 oz/ton Pt+Pd+Au
Total reserves	1,356,100 tons

The Phase 1 Mining probable reserve was estimated from an increased indicated resource for the four deposits of 1.35 million tons, up 11% from the previously announced measured and indicated resource estimate of 1.22 million tons (see February 24, 2003 press release). In addition, there are 520,000 tons of indicated resources in the 950 Deposit, resulting in an updated estimate of total indicated resources of 1.87 million tons, with a further 324,520 tons of inferred resources located in the contact and footwall deposits. Please see Table 3 for the updated estimates and grades of indicated and inferred resources, and Table 4 for the initial reserve estimate.

Significant potential exists to increase the McCreedy West resource/reserve estimates as the ongoing exploration program continues throughout the year.

This reserve is sufficient to sustain mining operations through 2007. The target production rate of 800 to 1,000 tons per day is expected to be reached during the second quarter of 2004, when the Upper Main, Inter Main, East Main and 700 Deposits are scheduled to be in production.

TABLE 2 Phase 1 Mining - Revenue Projections
Gross revenue (payable metals)	$176/ton of ore
Mining costs	$ 61/ton of ore
Processing/treatment costs	$ 62/ton of ore
Operating margin	$ 53/ton of ore

Mine development capital	$12,000,000
Plant and equipment capital	$12,750,000
-Assumptions
Commodity prices (US$)	Ni-$3.95/lb, Cu-$0.78/lb, Pt-$650/oz, Pd-$185/oz, Au-$350/oz
Exchange rate	Cdn. $1.00 = U.S. $0.70

           All dollar amounts are in Canadian dollars unless otherwise noted.

Mining costs include surface and underground operations, site management, development, stoping, diamond drilling, underground haulage, crushing, sampling, assaying and transportation to the mill. The processing costs are an average of the milling, smelting, refining and marketing costs for the nickel-rich contact deposits and the copper-platinum-palladium-gold-rich footwall deposits.

The incremental mine development capital cost for the Phase 1 mining is estimated at $12.0 million. An additional $12.8 million of capital will be spent on plant and equipment, some of which, for example the surface ore pad, sample tower and buildings, will be available for future mining of other deposits in the McCreedy West-Levack Complex. The expenditures from the Sudbury Joint Venture’s $24.5 million 2003 exploration program have not been included in Phase 1 Mining capital costs.

Positive drill results from underground fill-in drilling within the Inter Main Deposit have resulted in an increase in the Inter Main’s indicated resources from 866,000 tons grading 2.0% Ni (see February 24, 2003 press release) to 1,030,000 tons grading 2.2% Ni. Based on the revised resource estimate, an initial probable reserve for the Inter Main Deposit of 1,070,000 tons grading 1.9% Ni has been established.  The on-going exploration drilling indicates that the Inter Main Deposit is open in several directions and may contain significantly more tons than the current estimates.

Reserve and Resource Determination

The reserves and resources have been estimated using definitions and procedures which conform to National Instrument 43-101. The resource estimate, feasibility study and reserve estimate were completed internally by FNX and Dynatec and were reviewed and audited by Roscoe Postle Associates Inc. (“RPA”), an independent geological and mining consulting firm. RPA will file a detailed technical report with the Toronto Stock Exchange within 30 days of this news release.

A 1% nickel cut-off grade over an eight foot minimum true width was used to estimate resources for the contact deposits and a 0.75% Ni equivalent cut-off grade over the same minimum width was used for the 950 Deposit.  For contact deposit reserves, additional mining dilution from overbreak (the background grade of waste as determined  from assays of drillcore) includes two feet of hangingwall waste and one foot of footwall waste for both cut-and-fill and blasthole mining methods. A further 2% dilution from fill at a zero grade and 1% dilution for metal loss in fill is incorporated into estimates for backfill areas. Mining losses for contact deposit reserves average 5% due to normal mining operations. Resources for the 700 Deposit were estimated on a fully diluted basis. The reserve estimate for the 700 Deposit used a cut-off grade of 1.6% nickel equivalent and a minimum true mining width of six or seven feet, depending on the vein orientation, along with nine inches of overbreak dilution on both the hangingwall and footwall for veins exceeding minimum mining width. Dilution was assumed to be at zero grade.

The quality assurance/quality control (QA/QC) procedures used in sampling handling and assaying are described in the Review of the Mineral Resources of the McCreedy West Mine Property, Sudbury Area, Ontario prepared by RPA and dated March 5, 2003. This report, which has been filed on FNX’s web site and on Sedar, concludes, “… in RPA’s opinion the data collection (drilling, sampling, assaying) and QA/QC work by FNX is above industry standard and conforms to best practices guidelines set by the OSC/TSE Mining Standards Task force (1999)”.

Sudbury Joint Venture - General

The Sudbury Joint Venture is owned 75% by FNX and 25% by Dynatec Corporation. The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper, nickel, platinum, palladium, gold producers. The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Inco Limited (see January 11, 2002 FNX press release) and FNX and Dynatec (see February 3, 2002 FNX and Dynatec press release). For a detailed description of the properties and previous work, please go to the FNX website “www.fnxmining.com” and refer to FNX’s Annual Information Form dated May 9, 2003.

Dynatec is the mine operator for the Sudbury Joint Venture.  Anthony P. Makuch, M. Eng., P. Eng., M.B.A., and Dynatec’s Vice President, Sudbury Joint Venture Mining Operations, oversees mining activities on behalf of the Sudbury Joint Venture.  James M. Patterson, Ph.D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and is responsible for the verification and quality assurance of the Sudbury Joint Venture’s exploration data and analytical results. Please see the July 16, 2003 press release for a description of sample preparation and assay procedures for the Sudbury Joint Venture.

This press release contains certain forward-looking statements.  These forward-looking statements are subject to a variety of risks and uncertainties beyond the company’s ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,

FNX Website - www.fnxmining.com

TABLE 3

UPDATED RESOURCE ESTIMATE (See February 24 , 2003 press release for previous estimate)
Deposits	Resource	Tonnage	Cu	Ni	Pt	Pd	Au	TPM
	Category	(tons)%		%	oz/ton	oz/ton	oz/ton	oz/ton
Indicated Resource
Contact Deposits
Upper Main	Indicated	48,000	0.46	1.88	-	-	-	-
Inter Main	Indicated	1,030,000	0.23	2.20	-	-	-	-
East Main	Indicated	131,000	0.40	2.55	-	-	-	-
Subtotal	Indicated	1,209,000	0.26	2.23

Footwall Deposits
700	Indicated	143,000	6.81	0.72	0.05	0.09	0.04	0.18
950	Indicated	520,000	1.44	0.27	0.07	0.07	0.02	0.16
Subtotal	Indicated	663,000	2.60	0.37	0.07	0.07	0.02	0.17

Total Indicated		1,872,000

Inferred Resource
Contact Deposits
Upper Main	Inferred	128,000	0.31	1.44	-	-	-	-
Inter Main West	Inferred	112,000	0.53	2.31	-	-	-	-
East Main	Inferred	76,300	0.51	1.26	-	-	-	-
Subtotal	Inferred	316,300	0.44	1.70

Footwall Deposit
700	Inferred	8,220	7.44	0.85	0.08	0.12	0.06	0.26

Total Inferred		324,520
Resource Assumptions and Notes
• All resource estimates, cut-off grades and nickel equivalency are based on metal prices of ($US): Cu=$0.90/lb., Ni=$3.50/lb., Pt=$525/oz., Pd=$350/oz., Au=$350/oz. and a Canadian dollar of US$0.67.
• Contact deposit resource estimates are based on 1% Ni cut-off grade and a minimum 8 ft true width.
• The 700 Deposit resource estimate is based on 1.6% Ni equivalent cut off grade and the 950 Deposit is based on 0.75% Ni equivalent cut–off.
• The 700 Deposit diluted resource is based on a minimum true mining width of 6 ft. or 7 ft., depending on vein dip, and the 950 Deposit resource is based on a minimum true width of 8 ft.
• The 700 Deposit resource estimate includes internal and external mining and sill dilution; estimates for the contact deposits and the 950 Deposit include internal dilution.
• TPM = Pt+Pd+Au

TABLE 4

RESERVES
	Reserve	Tonnage	Cu	Ni	Pt	Pd	Au	TPM
	Category	(tons)%		%	oz/ton	oz/ton	oz/ton	oz/ton
Contact Deposits
Upper Main	Probable	36,100	0.36	1.61	-	-	-
Inter Main	Probable	1,070,000	0.21	1.88	-	-	-
East Main	Probable	131,000	0.35	2.27	-	-	-
Subtotal:	Probable	1,237100	0.23	1.91

Footwall Deposit
700	Probable	119,000	6.83	0.75	0.05	0.08	0.04	0.17

Total Reserves		1,356,100

Reserve Assumptions and Notes
• Reserve estimates were calculated from the revised estimate of indicated resources for the Upper Main, Inter Main and East Main contact deposits, and the 700 footwall deposit as outlined in Table 3

•

All reserve estimates, cut-off grades and nickel equivalency are based on metal prices of ($US): Cu=$0.90/lb., Ni=$3.50/lb., Pt=$525/oz., Pd=$350/oz., Au=$350/oz. and a Canadian dollar of US$0.67 was used.

•

Reserves are the mineable economic portion of the resources.  Contact deposit reserve estimates include mining dilution at grades estimated by dilution modeling as noted in the text above and include mining recovery of about 95%.  Mining cut-off for reserves was determined from net smelter return (NSR) based on the Inco Off-Take Agreement metal accountability and feasibility study estimated mining costs.  Ni equivalent cut-off grades range from 1% to 1.4% depending on mining method.

•

The 700 Deposit reserve estimate is based on the fully diluted resource and used the same NSR-mining cut-off approach as for the contact deposits, which approximates a cut-off grade of 1.6% Ni equivalent.

• TPM = Pt+Pd+Au